STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	November 22, 2004
Corporate Office:	#SRU-20-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

FL04-174 DEEP DRILLING INTERSECTS MASSIVE SULPHIDES WITHIN
THE BOTTOM THIRD OF CONDUCTOR INTERPRETED TO BE A
MINIMUM OF 600 METERS IN DEPTH EXTENT

Assay results for drill hole FL04-174 and two directionally-drilled wedge holes (W1, W2) off hole FL04-174 have been received. This drilling tested the surface UTEM-3 geophysical deep conductive anomaly known as the 119 Extension that extends for 3-kilometers in a southwesterly direction from the 119 Zone copper-nickel-cobalt-palladium-platinum massive sulphide discovery. Hole FL04-174 was collared on section line OF83+80W/11+67N and is a 750 meters step-out from holes previously drilled at the 119 Zone discovery.

Massive sulphides were encountered in FL04-174 at a core depth of 1295.98m (7.12 meters of mineralization) and again at 1307.82 meters (2.65 meters of mineralization - Table 1). Borehole UTEM (BHUTEM) geophysical surveys conducted by S.J.Geophysics Ltd. confirmed the presence of a strong conductor and further interpretation suggests that the two massive sulphide intercepts encountered were located in the bottom one-third of this conductor. BHUTEM modeling directed the drilling of wedge one (W1) to intercept the conductor above and up-dip from the 04-174 massive sulphide horizons. Wedge one core drilling intersected 1.65 meters of sulphide mineralization at 1215.48 meters depth before encountering post-mineral dykes and a final 0.65 meters of sulphide mineralization at 1264.18 meters. BHUTEM geophysical survey work on FL04-174 W1 recorded the presence of the strong conductor at these mineralized intercepts, but because of the unfortunate presence of post-mineral dykes the next hole, Wedge two (W2), was directionally drilled off-section to the West in an attempt to bypass the dyke emplacement area.

TABLE I HIGHLIGHTS - 119 EXTENSION - MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-174	-76°	83+80W/11+67N	1295.98-1303.10	7.12 (23.36)	0.711	0.499	0.057	1.10	0.18	1.28
			1307.82-1310.47	2.65 (8.69)	1.799	0.662	0.075	2.00	0.16	2.16

04-174	wedge	83+80W/11+67N	1215.48-1217.13	1.65 (5.41)	0.336	0.788	0.127	1.01	0.12	1.13
W1
			Post mineral dykes
			1264.18-1264.83	0.65 (2.13)	0.588	0.389	0.043	1.06	0.15	1.21

04-174
W2	wedge	83+80W/11+67N	1220.30-1228.40	8.1 (26.57)	0.958	0.657	0.075	1.59	0.30	1.89
		(including	1220.30-1222.20	1.9 (6.23)	1.168	0.724	0.082	1.78	0.92	2.70
		(Including	1223.60-1228.40	4.8 (15.75)	1.091	0.806	0.092	1.91	0.15	2.06)
		(including	1223.60-1226.30	2.7 (8.86)	1.371	0.926	0.104	2.30	0.26	2.56)

*2PGE=Pt+Pd

The second wedge hole (W2) intercepted 8.1 meters of massive sulphide mineralization at a hole depth of 1220.3 meters. Additional down-hole geophysical surveying was conducted by Crone Geophysics and Exploration Ltd. utilizing their Pulse electromagnetic geophysical instrument system (PEM). Preliminary interpretation and modeling of the W2 PEM survey has been received from Crone who state that "the hole is characterized by a very long wavelength in-hole response evident at a hole depth of ~ 1220 meters, indicating the hole has intersected a very large and highly conductive source at /near this depth." Numerical Modeling of the down-hole PEM results is interpreted by Crone as follows: "A conductor with a minimum depth extent of 600m had to be utilized and in fact much closer fits to the measured field data were obtained when the size of the body was increased to 700-800m. It is impossible to determine the total strike extent of a conductive source from the survey of just one hole but in the modeling a minimum strike extent of 800-1000m was utilized. Modeling results also indicated that the dip of this zone was likely on the order of 75 degrees." Crone further notes that "given the high conductance and large dimensions of this source, this appears as an extremely attractive and high priority target for future exploration." The diagram of the position of the conductive plate in relation to the three drilled sulphide intercepts (04-174,W1, W2) indicates that the center of the conductive plate is up-dip from the 1200-1230 meter area of mineralization intersected by this hole (see diagrams at www.starfieldres.com). Therefore, the top one-half of the conductor remains open for further drill-testing.

Starfield considers the W2 massive sulphide intercepts to be particularly important in that the increase in thickness, base-metal grade and stratification of PGE's (see increase in Pt in 1.9m interval) is similar to some of the massive sulphide lenses encountered in the 119 zone. It is important to note that the Ferguson Lake gabbro host rock for the sulphide mineralization located in the area of the 04-174 conductor is relatively thin, ranging from 20 to 40 meters in hole length. This unique gabbro body continues to display high background geochemical palladium content ranging from 40 to 400 parts per billion which is characteristic of the Ferguson Lake District gabbro across the 19 kilometers wide property.

Starfield Resources' identification of the deep conductive zone known as the 119 Extension has been proven by step-out drilling to be due to the presence of sulphide mineralization. Down-hole geophysical surveys indicate the presence of strong conductive targets of considerable vertical extent (600 meters) along strike from the holes drilled to date. This continuous sheet-like conductor has only been tested from two drill set-ups along its + 3 kilometer strike length. The fact that the recently discovered massive sulphide mineralization is hosted within relatively thin gabbro bodies demonstrates the need to continue to explore the district using both surface, deep penetrating electromagnetic instruments and down-hole geophysical survey methods. Starfield Resources is encouraged that these modern exploration methods continue to expand the lateral extent of the Ferguson Lake District massive sulphide resources and to vertical depths of between 800 and 900 meters.

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On Behalf of the Board of Directors,

"Glen Macdonald"

Glen Macdonald, P.Geo.
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.